U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

               Sec. File Number 333-123138 Cusip Number 37185E-207

                                   [Check One]
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form - SAR

                      For the Period Ended: March 31, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR

              For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type

           Nothing in this form shall be constructed to imply that the
            Commission has verified any information contained herein
         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                                        GeneThera, Inc.
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Former Name If Applicable
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Address of Principal Executive Office (Street and Number)

                                        3930 Youngfield Street
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City, State and Zip Code

                                        Wheat Ridge, CO 80033
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

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PART II - RULES 12b-25[b] and [c]
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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant
             to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]


[X][a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X][b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ][c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.


PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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[1]  Name and telephone number of person to contact in regard to this notification

       Tannya L. Irizarry                303              463-6371
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             [Name]                  [Area Code]       [Telephone No.]

[2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s]. [X] Yes [ ] No

[3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 GeneThera, Inc.
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caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 2006          By: /s/ Tannya L. Irizarry
                               ----------------------
                                         CAO


                                 GeneThera, Inc.

                                   Form 12b-25

                    Form 10Q for Period Ended March 31, 2006


Part III - Narrative

     GeneThera, Inc. announced that it will be amending its 10KSB filed previously on March 31, 2006 to reflect some corrections to depreciation found subsequent to the initial filing. The amended 10KSB has not been fully certified by our Independent Auditors as of today. The 10QSB due today can not be completed without the prior 10KSB being certified. Without unreasonable effort or expense, the Company cannot restate and amend the filings prior to being able to complete the current quarter's 10QSB.

The registrant will file the Form 10-Q Report for the three month period ended March 31, 2006, on or before May 20, 2006.